Exhibit 99.1
TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES MARCH QUARTERLY DIVIDEND

TORONTO, ONTARIO – March 2, 2015 - - Just Energy Group Inc. filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing its March quarterly dividend. A quarterly dividend of Cdn. $0.125/common share (Cdn. $0.50 annually) will be paid on March 31st, 2015 to shareholders of record at the close of business on March 16th, 2015. This quarterly dividend is designated as an "eligible dividend" for Canadian income tax purposes.  The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves over 2 million residential and commercial customers (4.5 million RCEs) through a wide range of energy programs. The Company's JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com